DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Jonathan Klein jonathan.klein@dlapiper.com T 212.335.4902 F 212.884.8502 January 24, 2012

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-6010

Attention: Pamela A. Long

Re:	China Dredging Group Co., Ltd.
Amendment No. 1 to Registration Statement on Form F-l Filed January 10, 2012 File No. 333-178362

Dear Ms. Long:

On behalf of China Dredging Group Co., Ltd. (together with its subsidiaries, the “Company”), this letter responds to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter to Toby Li dated January 20, 2012. The comments relate to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed on January 10, 2012 (the “Form F-1”). The Company is filing via EDGAR under separate cover Amendment No. 2 to the Registration Statement on Form F-1 (the “Amended F-1”) in response to the Staff’s comments. For your convenience, the paragraphs in italics below restate the numbered paragraph in the Staff’s comment letter. The discussion below such paragraph is the Company’s response to the Staff’s comment.

Exhibit 5.1 Legality opinion

1.	Where you define “Shares”, please clarify that you are referring to the Ordinary Shares underlying the ADSs. As drafted, the definition could be read to mean that you are referring to the ADSs themselves, which would be covered by a separate opinion filed with a Form F-6 registering the ADSs.

Company Response: In response to the Staff’s comment, the introductory paragraph of Exhibit 5.1 has been revised to clarify that the defined term “Shares” refers to the Company’s ordinary shares underlying the American Depositary Shares.

Exhibit 8.3 Tax opinion

2.	Please note that if you include counsel’s short-form opinion as an exhibit to the registration statement, the opinion filed as Exhibit 8 should confirm that the discussion in the prospectus serves as the tax opinion, and the tax disclosure in the prospectus must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel, and the disclosure must clearly identify and articulate the opinion being rendered. The opinion should not state that the discussion is a fair and accurate summary of material consequences, as this statement fails to identify the specific tax issue(s) that are the subject of the opinion, and only opines on the manner in which tax consequences are described in the prospectus. Please see Staff Legal Bulletin No. 19, which is available on our website at www.sec.gov, for more information.

Company Response: In response to the Staff’s comment, the fourth paragraph of Exhibit 8.3 has been revised to delete the referenced language regarding the discussion under the heading “Taxation – United States Federal Income Taxation” in the Form F-1 being a fair and accurate summary. The fourth paragraph of Exhibit 8.3 now more clearly states that the opinion attributed to DLA Piper LLP (US) (“DLA”) in such discussion represents the opinion of DLA. With respect to the portion of the comment that the tax disclosure in the prospectus must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel, the Company respectfully refers the Staff to the first, italicized paragraph under the heading “Taxation” in the Form F-1, which states in clause (iii) that the discussion under the heading “– United States Federal Income Taxation” is the opinion of DLA.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form F-1 and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to such filings.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As mentioned by phone, the Company continues to target effectiveness by January 31, 2012 and, accordingly, appreciates the Staff attention to the Amended F-1. If you have any questions regarding the Amended F-1 or the Company’s other filings, please contact my colleague Andrew Ledbetter at 206.839.4845 or andrew.ledbetter@dlapiper.com, or the undersigned at 212.335.4902.

Sincerely,

/s/ Jonathan Klein

Jonathan Klein

cc:	Ernest Greene (SEC)
Rufus Decker (SEC) Xinrong Zhuo (China Dredging Group Co., Ltd.)